EMI

RECEIVED

2007 JAN 10 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

07020243

2nd January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd December 2006, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement dated 2nd January 2007, confirming that Merrill Lynch & Co., Inc. and its affiliates no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

Enc.

dlw 1/10

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 07/01

Regulatory News Service

2nd January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Merrill Lynch & Co., Inc., in a letter dated 20th December 2006 and received by mail on 2nd January 2007, that it has decreased its holding such that it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231